Exhibit 99.2

Draganfly Inc.

Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Draganfly Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Draganfly Inc. (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows, for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

DMCL LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2018

Vancouver, Canada (PCAOB ID 1173)

March 24, 2026

Draganfly Inc.

Consolidated Statements of Financial Position

Expressed in Canadian Dollars

		December 31,	December 31,
As at	Notes	2025	2024

ASSETS
Current Assets
Cash and cash equivalents		$90,156,821	$6,252,409
Receivables	4	1,041,582	573,390
Inventory	5	3,903,139	1,532,263
Prepaids and deposits	6	4,757,100	724,513
		99,858,642	9,082,575
Non-current Assets
Equipment	7	1,192,074	529,542
Intangible assets		36,112	45,141
Investments		71,429	14,286
Receivable	4	-	156,200
Right of use assets	8	229,616	372,344
TOTAL ASSETS		$101,387,873	$10,200,088

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Trade payables and accrued liabilities	10,17	$3,397,343	$2,399,187
Customer deposits		417,641	466,295
Deferred revenue	11	165,237	18,542
Derivative liability	12,17	492,470	2,198,121
Lease liabilities	9	143,624	154,147
		4,616,315	5,236,292

Non-current Liabilities
Deferred revenue	11	44,512	68,139
Lease liabilities	9	130,251	273,874
TOTAL LIABILITIES		4,791,078	5,578,305

SHAREHOLDERS’ EQUITY
Share capital	12	229,698,507	110,742,984
Reserves – share-based payments	12	7,347,457	7,698,304
Reserves - Warrants	12	126,534	3,776,428
Accumulated deficit		(140,446,908)	(117,465,829)
Accumulated other comprehensive income (loss)		(128,795)	(130,104)
TOTAL SHAREHOLDERS’ EQUITY		96,596,795	4,621,783
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$101,387,873	$10,200,088

Approved and authorized for issuance by the Board of Directors on March 24, 2026.

“Kim Moody”	“Cameron Chell”

The accompanying notes are an integral part of these consolidated financial statements.

4

Draganfly Inc.

Consolidated Statements of Comprehensive Loss

Expressed in Canadian Dollars

	For the years ended December 31,
	Notes	2025	2024
REVENUE
Sales of goods	13	$6,869,815	$5,368,476
Provision of services	13	861,348	1,192,579
TOTAL REVENUE		7,731,163	6,561,055

COST OF SALES	5	(6,409,827)	(5,162,851)

GROSS PROFIT		1,321,336	1,398,204

OPERATING EXPENSES
Amortization		9,028	11,285
Depreciation	7,8	337,491	565,806
Director fees	16	519,950	504,620
Insurance		654,477	1,111,052
Office and miscellaneous	2,9,14	5,883,533	2,287,884
Professional fees	2	1,333,564	1,435,412
Research and development		970,859	927,412
Share-based payments	12,16	1,388,956	1,182,618
Travel		1,107,610	231,431
Employee and management expenses	2,16	9,906,834	7,880,180
		(22,112,302)	(16,137,700)

OTHER INCOME (EXPENSE)
Change in fair value of derivative liability	12	(2,648,288)	1,842,618
Finance and other costs		1,088,965	107,225
Foreign exchange gain		(425,089)	268,537
Gain (loss) on disposal of assets		20,758	11,432
Gain (loss) on write-off of notes receivable		69,646	40,020
Other income (expense)	15	(296,105)	(1,407,809)
NET LOSS FOR THE YEAR		(22,981,079)	(13,877,473)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified to profit or loss
Foreign exchange translation		(62,977)	(9,944)
Items that will not be reclassified to profit or loss
Change in fair value of equity investments at FVTOCI		64,286	(175,117)
COMPREHENSIVE LOSS FOR THE YEAR		$(22,979,770)	$(14,062,534)

Net loss per share
Basic & diluted		$(1.46)	$(4.40)
Weighted average number of common shares outstanding - basic & diluted		15,715,424	3,156,891

The accompanying notes are an integral part of these consolidated financial statements.

5

Draganfly Inc.

Consolidated Statements of Changes in Shareholders’ Equity

Expressed in Canadian Dollars

						Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Share Capital	Reserves – Share-Based Payments	Reserves - Warrants	Accumulated Deficit	Change in Fair Value of Investments at FVTOCI	Exchange Differences on Translation of Foreign Operations	Total Shareholders’ Equity
Balance at December 31, 2023	1,969,566	$97,070,976	$6,870,139	$-	$(103,588,356)	$(434,303)	$489,260	$407,716
Shares issued for financing	1,477,208	10,384,145	-	-	-	-	-	10,384,145
Share issue costs	-	(1,632,871)	509,454	-	-	-	-	(1,123,417)
Shares issued for the exercise of warrants	1,991,668	4,056,827	-	-	-	-	-	4,056,827
Shares returned to treasury	(36,000)	-	-	-	-	-	-	-
Shares issued for the exercise of RSUs	25,353	863,907	(863,907)	-	-	-	-	-
Warrants	-	-	-	3,776,428				3,776,428
Share-based payments	-	-	1,182,618	-	-	-	-	1,182,618
Net loss	-	-	-	-	(13,877,473)	-	-	(13,877,473)
Change in fair value of equity investments at FVOCI	-	-	-	-	-	(175,117)	-	(175,117)
Translation of foreign operations	-	-	-	-	-	-	(9,944)	(9,944)
Balance at December 31, 2024	5,427,795	$110,742,984	$7,698,304	$3,776,428	$(117,465,829)	$(609,420)	$479,316	$4,621,783
Shares issued for overallotment	100,000	294,000	-	-	-	-	-	294,000
Shares issued for overallotment	-	(28,030)	-	-	-	-	-	(28,030)
Shares issued for financing	11,887,895	56,907,745	-	-	-	-	-	56,907,745
Share issue costs	-	(7,328,931)	2,225,727	-	-	-	-	(5,103,204)
Shares issued for the exercise of warrants	11,712,347	67,861,616	(2,716,408)	(4,753,719)	-	-	-	60,391,489
Shares issued for the exercise of RSUs	216,738	1,249,123	(1,249,123)	-	-	-	-	-
Warrants	-	-	-	1,103,825	-	-	-	1,103,825
Share-based payments	-	-	1,388,957	-	-	-	-	1,388,957
Net loss	-	-	-	-	(22,981,079)	-	-	(22,981,079)
Change in fair value of equity investments at FVOCI	-	-	-	-	-	64,286	-	64,286
Translation of foreign operations	-	-	-	-	-	-	(62,977)	(62,977)
Balance as of December 31, 2025	29,344,775	$229,698,507	$7,347,457	$126,534	$(140,446,908)	$(545,134)	$416,339	$96,596,795

The accompanying notes are an integral part of these consolidated financial statements.

6

Draganfly Inc.

Statement of Cash Flows

Expressed in Canadian Dollars

	For the years ended December 31,
	2025	2024
OPERATING ACTIVITIES
Net loss for the year	$(22,981,079)	$(13,877,473)
Adjustments for:
Amortization	9,028	11,285
Depreciation	337,491	565,806
Bad debt	90,252	186,627
Change in fair value of derivative liability	2,648,288	(1,842,618)
Write down of inventory	259,091	627,106
(Recovery) impairment of notes receivable	(69,646)	(40,020)
Finance and other costs	(869)	1,443,740
(Gain) loss on sale of assets	16,564	11,432
Share-based payments	1,388,956	1,182,618
	(18,301,924)	(11,731,497)
Net changes in non-cash working capital items:
Receivables	(402,244)	(266,418)
Inventory	(2,580,789)	(562,833)
Prepaids	(4,032,587)	617,702
Trade payables and accrued liabilities	1,367,411	(231,812)
Customer deposits	(48,654)	361,580
Deferred income	123,068	(20,993)
Cash used in operating activities	(23,875,719)	(11,834,271)

INVESTING ACTIVITIES
Purchase of equipment	(923,037)	(167,257)
Disposal of equipment	-	103,923
Repayment (Issuance) of notes receivable	69,646	40,020
Cash used in investing activities	(853,391)	(23,314)

FINANCING ACTIVITIES
Proceeds from issuance of common shares for financing	58,305,570	17,751,927
Share issue costs	(5,131,132)	(2,656,180)
Proceeds from issuance of common shares for warrants exercised	56,038,319	373,415
Repayment of loans	-	(85,058)
Repayment of lease liabilities	(154,146)	(357,778)
Cash provided by financing activities	109,058,611	15,026,326

Effects of exchange rate changes on cash	(425,089)	(9,944)
Change in cash	84,329,501	3,168,741
Cash and cash equivalents, beginning of year	6,252,409	3,093,612
Cash and cash equivalents, end of year	$90,156,821	$6,252,409

The following are included in cash flow from operating activities:
Interest paid in cash	$37,480	$67,856
Interest received	1,126,375	175,080
Share issue costs in accounts payable	-	25,695

The accompanying notes are an integral part of these consolidated financial statements.

7

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2025

Expressed in Canadian Dollars

1.	NATURE AND CONTINUANCE OF OPERATIONS

Draganfly Inc. (the “Company”) was incorporated on June 1, 2018 under the Business Corporations Act (British Columbia). The Company creates unmanned and remote data collection and analysis platforms and systems that are designed to revolutionize the way companies do business. The Company’s shares trade on the following stock exchanges: NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A. The Company’s head office is located at 235 103rd St. E, Saskatoon, SK, S7N 1Y8 and its registered office is located at 2800 – 666 Burrard Street, Vancouver, BC, V6C 2Z7.

Recognized as being at the forefront of UAV (“unmanned aerial vehicle”) technology for over two decades, Draganfly is an award-winning, industry-leading manufacturer, contract engineering, and product development company within the commercial UAV space serving the public safety, civil, military, agriculture, industrial inspections, and mapping and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

2.	MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The material accounting policy information set out below was consistently applied to all years presented unless otherwise noted.

These consolidated financial statements were authorized for issue by the Board of Directors on March 24, 2026.

Basis of consolidation

Each subsidiary is fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continues to be consolidated until the date when such control ceases.

The consolidated financial statements include the accounts and results of operations of the Company and its wholly owned subsidiaries listed in the following table:

Name of Subsidiary	Place of Incorporation	Ownership Interest
Draganfly Innovations Inc. (“DII”)	Canada	100%
Draganfly Innovations USA, Inc. (“DI USA”)	US	100%
Dronelogics Systems Inc. (“Dronelogics”)	Canada	100%

All intercompany balances and transactions were eliminated on consolidation.

Reclassification

Certain prior year amounts have been reclassified to conform to the fiscal 2025 presentation. Overall results were not impacted by the reclassification of items within the Operating Expenses of the Consolidated Statements of Comprehensive Loss. For the year ended December 31, 2025 the reclassified amounts were as follows:

	December 31, 2024
	Before	Adjustment	After
Professional fees	$3,016,594	$(1,581,182)	$1,435,412
Office and miscellaneous	$1,853,578	$434,306	$2,287,884
Employee and management expenses	$6,733,304	$1,146,876	$7,880,180

8

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2025

Expressed in Canadian Dollars

2.	MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION (CONT’D)

Foreign currency translation

Transactions in foreign currencies are translated into the functional currency at rates of exchange at the time of such transactions. Monetary assets and liabilities are translated at the reporting period rate of exchange. Non-monetary assets and liabilities are translated at historical exchange rates. Gains and losses resulting from foreign exchange adjustments are included in profit or loss.

The functional currencies of the parent company and each subsidiary are as follows:

Draganfly Inc.	Canadian Dollar
Draganfly Innovations Inc.	Canadian Dollar
Draganfly Innovations USA, Inc.	US Dollar
Dronelogics Systems Inc.	Canadian Dollar

Financial statements of subsidiaries for which the functional currency is not the Canadian dollar are translated into Canadian dollars as follows: all asset and liability accounts are translated at the year-end exchange rate and all revenue and expense accounts and cash flow statement items are translated at average exchange rates for the year. The resulting translation gains and losses are recorded as exchange differences on translation of foreign operations in other comprehensive loss.

Equity transactions

The Company uses the residual value method with respect to the measurement of shares and warrants issued as private placement units for equity treatment warrants, whereby the carrying amount of the warrants is determined based on any difference between gross proceeds received and the estimated fair market value of the common shares. If the proceeds from the offering are less than or equal to the estimated fair market value of common shares issued, no value is assigned to the warrants. Warrants that are issued as payment to a finder or other transaction costs are accounted for as share-based payments.

Share-based payments

The Company may grant stock options or restricted share units (“RSU’s”) to its directors, officers, employees and consultants. The Company records share-based compensation related to stock options using the Black-Scholes Option Pricing Model.

The RSU’s granted entitle an employee, director or officer to either the issuance of common shares or cash payments payable upon vesting with terms determined by the Company’s Board of Directors at the time of the grant. If on the grant date it is determined there is an obligation to settle in cash, the RSU’s are accounted for as liabilities, with the fair value remeasured at the end of each reporting period and on the settlement date. Changes in fair value are recognized in profit and loss. Expense is recognized over the vesting period.

9

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2025

Expressed in Canadian Dollars

2.	MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION (CONT’D)

The Company has a present obligation to settle in cash if the choice of settlement in shares has no commercial substance, or the Company has a past practice or a stated policy of setting in cash, or generally settles in cash whenever the counterparty asks for cash settlement. If no such obligation exists, RSUs are accounted for as equity settled share-based payments and are valued using the share price on grant date. Upon settlement:

a)	If the Company elects to settle in cash, the cash payment is accounted for as the repurchase of an equity interest (i.e. as a deduction from equity), except as noted in (c) below.
b)	If the Company elects to settle by issuing shares, the value of RSUs initially recognized in reserves is reclassified to share capital, except as noted in (c) below.
c)	If the Company elects the settlement alternative with the higher fair value, as at the date of settlement, the Company recognizes an additional expense for the excess value given (i.e. the difference between the cash paid and the fair value of shares that would otherwise have been issued, or the difference between the fair value of the shares and the amount of cash that would otherwise have been paid, whichever is applicable).

The aggregate sales price or amount of common shares issued during any consecutive 12-month period will not exceed the greatest of the following: (i) USD $1,000,000; (ii) 15% of the total assets of the Company, measured at the Company’s most recent balance sheet date; or (iii) 15% of the outstanding amount of the common shares of the Company, measured at the Company’s most recent balance sheet date. At the election of the Board of Directors, upon each vesting date, participants receive (a) the issuance of common shares from treasury equal to the number of RSUs vesting, or (b) a cash payment equal to the number of vested RSUs multiplied by the fair market value of a common share, calculated as the closing price of the common shares on the CSE for the trading day immediately preceding such payment date; or (c) a combination of (a) and (b).

In conjunction with private placements or brokered financings, the Company may issue compensatory warrants to agents as consideration for services provided. Awards of grants are accounted for in accordance with the fair value method of accounting and result in an increase in share issue costs and a credit to warrants within shareholders’ equity when warrants are issued.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the year.

Diluted income per share is calculated by dividing the profit attributable to common shareholders of the parent by the weighted average number of common shares outstanding during the year plus the weighted average number of common shares that would be issued on the conversion of all the dilutive potential common shares into common shares. The Company had 4,592,443 warrants, 23,858 options and 413,151 RSU’s that would be potentially dilutive if the Company were not in a loss position and were to calculate diluted income per share.

10

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2025

Expressed in Canadian Dollars

2.	MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION (CONT’D)

Financial Instruments

Financial instruments are accounted for in accordance with IFRS 9 Financial Instruments: Classification and Measurement. A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets/liabilities	Classification
Cash and cash equivalents	Fair value through profit or loss
Receivables	Amortized cost
Notes receivable	Fair value through profit or loss
Investments	Fair value through other comprehensive income
Trade payables	Amortized cost
Customer deposits	Amortized cost
Derivative liability	Fair value through profit or loss

a)	Financial assets

Classification and measurement

The Company classifies its financial assets in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

The classification of debt instruments is driven by the business model for managing the financial assets and their contractual cash flow characteristics. Debt instruments are measured at amortized cost if the business model is to hold the instrument for collection of contractual cash flows and those cash flows are solely principal and interest. If the cash flows are not solely principal and interest, it is classified as FVTPL. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.

Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL, for other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument by-instrument basis) to designate them as at FVTOCI.

Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are recorded to profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of financial assets held at FVTPL are included in the profit or loss in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges.

Financial assets at FVTOCI

Financial assets carried at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.

Financial assets at amortized cost

Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any impairment. They are classified as current assets or non-current assets based on their maturity date.

11

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2025

Expressed in Canadian Dollars

2.	MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION (CONT’D)

Impairment of financial assets at amortized cost

The Company uses the “expected credit loss” model for calculating impairment and recognizes expected credit losses as a loss allowance for assets measured at amortized cost. The Company’s trade and other receivables are typically short-term with payments received within a twelve month period and do not have a significant financing component, therefore, the Company recognized an amount equal to the life time expected credit losses based on the Company’s historical experience. The carrying amount of these assets is net of any loss allowance. Specific reserves may be created for individual customers in exceptional circumstances. Bad debts are written off against the reserve.

Derecognition of financial assets

Financial assets are derecognized when the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recorded to profit or loss. Gains or losses on financial assets classified as FVTOCI remain within accumulated other comprehensive loss.

b)	Financial liabilities

The Company classifies its financial liabilities into one of two categories as follows:

FVTPL - This category comprises derivatives and financial liabilities incurred principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities - This category consists of liabilities carried at amortized cost using the effective interest method. Trade payables and customer deposits are included in this category.

Derecognition of financial liabilities

Financial liabilities are derecognized when its contractual obligations are discharged, cancelled, or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and/or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. Gains and losses on derecognition are recognized in profit or loss.

Impairment of non-financial assets

The carrying amounts of the non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If indicators exist, then the asset’s recoverable amount is estimated. The recoverable amounts of the following types of intangible assets are measured annually, whether or not there is any indication that it may be impaired:

●	an intangible asset with an indefinite useful life; and
●	an intangible asset not yet available for use;

The recoverable amount of an asset or cash-generating unit (“CGU”) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

12

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2025

Expressed in Canadian Dollars

2.	MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION (CONT’D)

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

In respect of assets other than goodwill and intangible assets that have indefinite useful lives, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed in a subsequent period when there has been an increase in the recoverable amount of a previously impaired asset or CGU. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Income taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income taxes relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax

Deferred income tax is recognized, using the asset and liability method, on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Inventory

Inventory consists of raw materials and finished goods for manufacturing of multi-rotor helicopters, industrial areal video systems, civilian small unmanned aerial systems or vehicles, health monitoring equipment, and wireless video systems. Inventory is initially valued at cost and subsequently at the lower of cost and net realizable value. Cost is determined using the first-in-first-out method. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of purchase include the purchase price, import duties and non-recoverable taxes and transport, handling and other costs directly attributable to the acquisition of finished goods, materials or services. The costs of conversion include direct materials and labour costs and a systematic allocation of fixed and variable overheads incurred in converting materials into finished goods. The Company reviews inventory for obsolete and slow-moving goods and any such inventory is written-down to net realizable value.

13

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2025

Expressed in Canadian Dollars

2.	MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION (CONT’D)

Revenue recognition

Revenue comprises the fair value of consideration received or receivable for the sale of goods and consulting services in the ordinary course of the Company’s business. Revenue is shown net of return allowances and discounts.

Sales of goods

The Company manufactures and sells a range of multi-rotor helicopters, industrial aerial video systems, and civilian small unmanned aerial systems or vehicles. Sales are recognized at a point-in-time when control of the products has transferred. The control transfer occurs in proximity to shipping. Revenue is recognized when the transfer of control has occurred.

Revenue from these sales is recognized based on the price specified in the contract, net of the estimated discounts and returns. Accumulated experience is used to estimate and provide for the discounts and returns, using the expected value method, and revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. To date, returns have not been significant. No element of financing is deemed present as the sales are made with a credit term of 30 to 60 days, which is consistent with market practice.

Some contracts include multiple performance obligations, such as the sale of hardware and support or maintenance. Where support or maintenance is performed by another party and does not include an integration service it is accounted for as a separate performance obligation. In this case, the transaction price will be allocated to each performance obligation based on stand-alone selling price. Where the stand-alone selling price is not directly observable, the price is estimated based on expect cost plus margin. Where the support or maintenance is provided by the Company, the contract is analyzed to identify the performance obligations and transaction price. The price is then allocated across the obligations identified in the contract. Revenue is recognized when the Company satisfies a performance obligation.

Services

The Company provides consulting, custom engineering, drones as a service, and investigating and solving on a project-by-project basis under fixed-price and variable price contracts. Revenue from providing services is recognized over time as the services are rendered.

The Company provides rental of equipment which is measured based on rates through contracts or other written agreements with customers. Revenue is recognized in the period when services are performed and only when there is reasonable assurance that the revenue will be collected.

Deferred Income

A payment received is included as deferred revenue when products have yet be shipped to the customers as of the period end or there are unfulfilled obligations related to the revenue received. The amount to be recognized within twelve months following the year-end date is classified as current.

Cost of Goods Sold

Cost of sales includes the expenses incurred to acquire and produce inventory for sale, including product costs, freight costs, as well as provisions for reserves related to product shrinkage, or lower of cost and net realizable value adjustments as required.

14

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2025

Expressed in Canadian Dollars

2.	MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION (CONT’D)

Intangible Assets

An intangible asset is an identifiable asset without physical substance. An asset is identifiable if it is separable, or arises from contractual or legal rights, regardless of whether those rights are transferrable or separable from the Company or from other rights and obligations. Intangible assets include intellectual property, which consists of patent and trademark applications, brands and software.

Intangible assets acquired externally are measured at cost less accumulated amortization and impairment losses. The cost of a group of intangible assets acquired is allocated to the individual intangible assets based on their relative fair values. The cost of intangible assets acquired externally comprises its purchase price and any directly attributable cost of preparing the asset for its intended use. Research and development costs incurred subsequent to the acquisition of externally acquired intangible assets and on internally generated intangible assets are accounted for as research and development costs.

Intangible assets with finite useful lives are amortized on a straight-line basis over the expected life of each intellectual property to write off the cost of the assets from the date they are available for use.

Class of intangible asset	Useful live
Customer relationships	5 years
Software	5 years
Patents	5 years

Goodwill represents the excess of the value of the consideration transferred over the fair value of the net identifiable assets and liabilities acquired in a business combination. Goodwill is allocated to the cash generating unit to which it relates.

Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the consolidated statement of comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the consolidated statement of comprehensive loss.

Depreciation is generally calculated on a straight-line balance method with the exception of vehicles that are on a declining balance method to write off the cost of the assets to their residual values over their estimated useful lives. Depreciation for leasehold improvements is fully expensed over the expected term of the lease. The depreciation rates applicable to each category of equipment are as follows:

Class of equipment	Depreciation rate
Computer equipment	3 years – straight line
Furniture and equipment	5 years – straight line
Leasehold improvements	Expected lease term
Vehicles	30% - declining balance

15

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2025

Expressed in Canadian Dollars

2.	MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION (CONT’D)

Research and development expenditures

Expenditures on research are expensed as incurred. Research activities include formulation, design, evaluation and final selection of possible alternatives, products, processes, systems or services. Development expenditures are expensed as incurred unless the Company can demonstrate all of the following:

(i)	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
(ii)	its intention to complete the intangible asset and use or sell it;
(iii)	its ability to use or sell the intangible asset;
(iv)	how the intangible asset will generate probable future economic benefits. The Company can also demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;
(v)	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
(vi)	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the commencement date, the lease liability is recognized at the present value of the future lease payments and discounted using the interest rate implicit in the lease or the Company’s incremental borrowing rate. A corresponding right-of-use (“ROU”) asset is recognized at the amount of the lease liability, adjusted for any lease incentives received and initial direct costs incurred. Over the term of the lease, financing expense is recognized on the lease liability using the effective interest rate method and charged to net income, lease payments are applied against the lease liability and depreciation on the ROU asset is recorded by class of underlying asset.

The lease term is the non-cancellable period of a lease plus periods covered by an optional lease extension option if it is reasonably certain that the Company will exercise the option to extend. Conversely, periods covered by an option to terminate are included if the Company does not expect to end the lease during that time frame. Leases with a term of less than twelve months or leases for underlying low value assets are recognized as an expense in net income on a straight-line basis over the lease term.

A lease modification is accounted for as a separate lease if it materially changes the scope of the lease. For a modification that is not a separate lease, on the effective date of the lease modification, the Company will remeasure the lease liability and corresponding ROU asset using the interest rate implicit in the lease or the Company’s incremental borrowing rate. Any variance between the remeasured ROU asset and lease liability will be recognized as a gain or loss in net income to reflect the change in scope.

Newly adopted accounting standards

On January 1, 2024 the Company adopted amendments to IAS 1, Presentation of Financial Statements, issued by IASB. The amendment is to clarify the classification of a liability as either current or non-current based on the Company’s right at the end of the reporting period. There is no material impact on the disclosures or amounts reported in the consolidated financial statements.

16

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2025

Expressed in Canadian Dollars

2.	MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION (CONT’D)

New accounting standards issued not yet effective

In April 2024, the IASB issued IFRS 18, Presentation and Disclosures in Financial Statements, to replace IAS 1, Presentation of Financial Statements, effective January 1, 2027, with early adoption permitted. The new standard is aimed to set out overall requirements for presentation and disclosures in the financial statements. Management is reviewing the impact the standard will have on the consolidated financial statements.

In May 2024, the IASB issued amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures to address the classification and measurement of financial instruments, with an emphasis to clarify the date of recognition and derecognition of financial asset and liabilities, effective January 1, 2026, with early adoption permitted. Management is reviewing the impact of these amendments, but they are not expected to have a material impact on the consolidated financial statements.

3.	MANAGEMENT JUDGEMENT AND ASSUMPTIONS

Significant estimates and assumptions

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make estimates and assumptions about reported amounts at the date of the consolidated financial statements and in the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Share-based payments

The cost of share-based payment transactions with directors, officers and employees are measured by reference to the fair value of the equity instruments. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining and making assumptions about the most appropriate inputs to the valuation model including the expected life, volatility, risk-free interest rate, expected forfeiture rate and dividend yield.

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these income tax provisions at the end of each reporting period. However, it is possible that at some future date an additional liability could result from audits by tax authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. Deferred tax assets are recognized when it is determined that the Company is likely to recognize their recovery from the generation of taxable income.

Inventory

Inventory is valued at the lower of cost and net realizable value. Net realizable value is determined with reference to the estimated selling price less costs to sell. The Company estimates selling price based upon assumptions about future demand and current and anticipated retail market conditions. The future realization of these inventories may be affected by future technology or other market- driven changes that may reduce future selling prices.

17

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2025

Expressed in Canadian Dollars

3.	MANAGEMENT JUDGEMENT AND ASSUMPTIONS (CONT’D)

Investments in Private companies

Where the fair value of investments in private companies recorded on the consolidated statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data is not available, judgment is required to establish fair value and this value may not be indicative of the eventual recoverable value.

Expected credit losses on trade receivables and notes receivable

Amounts included in expected credit losses reflect the lifetime expected credit losses for trade receivables. Management determines allowances based on best estimates of future expected credit losses, considering historical credit loss experience, current economic conditions and forecasts of future economic conditions. Significant or unanticipated changes in economic conditions could impact the magnitude of future expected credit losses.

Useful lives of equipment and intangible assets

Estimates of the useful lives of equipment and intangible assets are based on the period over which the assets are expected to be available for use. The estimated useful lives are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence, and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of the relevant assets may be based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the equipment would increase the recorded expenses and decrease the non-current assets.

Significant judgments

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments applied to the Company’s consolidated financial statements include:

−	The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
−	the classification of financial instruments;
−	the assessment of revenue recognition using the five-step approach under IFRS 15; and
−	the determination of the functional currency of each entity in the group.

18

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2025

Expressed in Canadian Dollars

4.	RECEIVABLES

As at	December 31, 2025	December 31, 2024
Trade accounts receivable	$947,939	$674,998
Sales tax receivable	93,643	54,592
	$1,041,582	$729,590
Current portion	$1,041,582	$573,390
Long term portion	-	156,200
	$1,041,582	$729,590

The average trade credit allowed on the sale of goods is between 30 and 60 days from the date of shipment. Sales that require deposits are typically agreed to in advance to mitigate the potential for default.

The Company has recognized an allowance for doubtful trade receivables on accounts that are past due by more than 31 days based on best estimates of future expected credit losses and estimated irrecoverable amounts determined by reference to past experiences.

In determining the recoverability of a trade receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting year. The concentration of credit risk is limited due to the fact that the customer base is diversified. The provision for expected credit losses is as follows:

Balance at December 31, 2023	(289,495)
Additional amounts provided for during the year	(140,011)
Balance at December 31, 2024	(429,506)
Additional amounts provided for during the year	(302,067)
Trade receivables written off during the year	186,211
Foreign exchange	6,933
Balance at December 31, 2025	$(538,429)

During the year ended December 31, 2025 the Company recorded an expected credit loss of $302,067 (2024 - $140,011).

The long-term receivable represents a refundable deposit that the Company has asked to have returned. The agreement allows for a two-year repayment term once the request has been made. Funds were requested in April of 2024. As this amount is due in less than 12 months it is now included with current receivables.

The Company assumes that the credit risk on a financial asset has increased if it is outstanding beyond the agreed payment terms. The Company considers a receivable to be default when the customer is unlikely to pay its obligations to the Company in full. The carrying amount of a receivable is written off (either partially or in full) to the extent that there is no realistic prospect of recovery.

Indicators that there is no reasonable expectation of recovery include, amongst others, business failure, the failure of a debtor to engage in a repayment plan, and a failure to make contractual payments over the negotiated contract period.

19

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2025

Expressed in Canadian Dollars

5.	INVENTORY

	December 31, 2025	December 31, 2024
Finished goods	$2,233,225	$954,453
Work in process	107,287	16,409
Raw materials	1,562,627	561,401
	$3,903,139	$1,532,263

During the year ended December 31, 2025, $5,454,204 (2024 - $4,529,655) of inventory was recognized in cost of sales including an allowance for obsolete and slow-moving inventory of $259,091 (2024 - $627,106).

Cost of sales consist of the following:

	December 31, 2025	December 31, 2024
Inventory	$5,454,204	$4,529,655
Consulting and services	603,324	451,984
Other	352,299	181,212
	$6,409,827	$5,162,851

6.	PREPAIDS AND DEPOSITS

	December 31, 2025	December 31, 2024
Insurance	$526,555	$370,609
Prepaid other	214,493	112,439
Deposits	4,016,052	241,465
	$4,757,100	$724,513

Deposits consist of amounts required to be pre-paid in order for vendors to manufacture or supply goods.

20

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2025

Expressed in Canadian Dollars

7.	EQUIPMENT

	Computer Equipment	Furniture and Equipment	Leasehold Improvements	Vehicles	Total
Cost
Balance at December 31, 2023	$133,273	$1,040,192	$86,530	$60,343	$1,320,338
Additions	6,876	137,562	2,359	-	146,797
Disposals	(9,821)	(180,338)	-	-	(190,159)
Balance at December 31, 2024	$130,328	$997,416	$88,889	$60,343	$1,276,976
Additions	62,145	908,221	1,300	-	971,666
Disposals	(28,031)	(135,046)	(38,266)	-	(201,343)
Balance at December 31, 2025	$164,442	$1,770,591	$51,923	$60,343	$2,047,299

Accumulated depreciation
Balance at December 31, 2023	$58,178	$545,403	$6,790	$29,166	$639,537
Charge for the year	37,881	143,885	17,845	9,354	208,965
Disposals	(3,383)	(97,685)	-	-	(101,068)
Balance at December 31, 2024	$92,676	$591,603	$24,635	$38,520	$747,434
Charge for the year	41,903	205,491	12,568	6,546	266,508
Disposals	(24,246)	(121,765)	(12,706)	-	(158,717)
Balance at December 31, 2025	$110,333	675,329	24,497	45,066	855,225

Net book value:
December 31, 2024	$37,652	$405,813	$64,254	$21,823	$529,542
December 31, 2025	$54,109	$1,095,262	$27,426	$15,277	$1,192,074

Depreciation commences when assets are available for use. Depreciation expense for the year ended December 31, 2025 in the amount of $31,895 (2024 - $nil) is included in the cost of sales.

8.	RIGHT OF USE ASSETS

Total
Cost
Balance at December 31, 2023	$1,423,472
Foreign exchange	31,567
Balance at December 31, 2024 , 2025	$1,455,039

Accumulated depreciation
Balance at December 31, 2023	$701,785
Charge for the year	356,841
Foreign exchange	24,069
Balance at December 31, 2024	$1,082,695
Charge for the year	142,728
Balance at December 31, 2025	$1,225,423

Net book value:
December 31, 2024	$372,344
December 31, 2025	$229,616

21

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2025

Expressed in Canadian Dollars

8.	RIGHT OF USE ASSET (CONT’D)

Depreciation expense for the year ended December 31, 2025 in the amount of $7,771 (2024 - $nil) is included in the cost of sales.

The consolidated statement of financial position shows the following net book value amounts related to leases:

	December 31, 2025	December 31, 2024
Buildings	$229,616	$372,344

There were no additions to right of use assets for the years ended December 31, 2025 and 2024.

9.	LEASE LIABILITES

The Company leases certain assets under lease agreements. The lease liabilities consist of leases of facilities with terms ranging from five to seven years. The leases are calculated using incremental borrowing rates ranging from 7.45% to 11.7%.

Total
Balance at December 31, 2023	$790,023
Interest expense	65,378
Lease payments	(423,157)
Foreign exchange	(4,223)
Balance at December 31, 2024	$428,021
Interest expense	36,711
Lease payments	(190,857)
Balance at December 31, 2025	$273,875

Which consists of:

	December 31, 2025	December 31, 2024
Current lease liability	$143,624	$154,147
Non-current lease liability	130,251	273,874
Ending balance	$273,875	$428,021

Maturity analysis	December 31, 2025	December 31, 2024
Less than one year	$165,022	$190,856
One to three years	141,519	282,419
Four to five years	-	71,836
Total undiscounted lease liabilities	306,541	545,111
Amount representing interest	(32,666)	(117,090)
	$273,875	$428,021

Variable lease payments of $149,843 (2024 - $77,626) have been recognized in profit and loss.

22

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2025

Expressed in Canadian Dollars

10.	TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31, 2025	December 31, 2024
Trade accounts payable	$667,396	$609,869
Accrued liabilities	2,729,947	1,789,318
	$3,397,343	$2,399,187

11.	DEFERRED REVENUE

At times, the Company may take payment in advance for services to be rendered. These amounts are held and recognized as the services are rendered.

	December 31, 2025	December 31, 2024
Deferred, revenue beginning	$86,681	$107,674
Revenue recognized	(90,781)	(21,852)
Unearned revenues received	223,426	1,744
Foreign exchange	(9,577)	(885)
	$209,749	$86,681
Current portion	$165,237	$18,542
Long term portion	44,512	68,139
	$209,749	$86,681

Deferred revenue of $165,237 as of December 31, 2025 is expected to be recognized as revenue within one year. The remaining is related to a long-term support and maintenance arrangement and will be recognized according to the terms of that arrangement over the next 2.5 years.

12.	SHARE CAPITAL

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

During the year ended December 31, 2025,

●	The Company issued 216,738 common shares for the vesting of restricted share units.
●	On May 5, 2025, the Company issued 1,715,000 units consisting of one common share and one warrant and in a financing for $4,973,404 with share issue costs of $829,316, including $163,757 related to broker warrants, for net proceeds of $4,144,088. The value of the issuance was allocated $4,545,997 to the shares and $427,407 to the warrants based on the residual method. This issuance included an overallotment of 100,000 warrants convertible to 100,000 shares.
●	The Company issued 100,000 shares related to the overallotment of the May 5, 2025 share issuance for gross proceeds of $294,000 with share issue costs of $28,030 for net proceeds of $265,970.
●	On June 12, 2025 the Company issued 5,500,000 units consisting of one common share and one warrant in a financing for $18,758,889 with share issue costs of $2,258,143, including $632,798 related to broker warrants, for net proceeds of $16,500,747. The value of the issuance was allocated $18,082,472 to the shares and $676,418 to the warrants based on the residual method.
●	On July 21, 2025 the Company issued 4,672,895 units consisting of one common share and one warrant in a financing for $34,279,276 with share issue costs of $4,100,807, including $1,429,172 related to broker warrants, for net proceeds of $30,178,469. The warrants were valued at $nil based on the residual method.
●	11,712,347 shares were issued for the exercise of warrants
●	The Company incurred share issue costs of $140,000 related to the June 30, 2023 base shelf prospectus and included in share issuance costs.

23

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2025

Expressed in Canadian Dollars

12.	SHARE CAPITAL (CONT’D)

During the year ended December 31, 2024,

●	The Company issued 25,353 common shares for the vesting of restricted share units.
●	The Company issued 1,991,668 common shares for the exercise of warrants
●	On February 26, 2024, the Company issued 448,000 units consisting of one common share and one warrant and 88,000 units consisting of one prefunded warrant and one warrant in a financing for $4,877,475 with share issuance costs of $752,498, including $72,186 related to broker warrants, for net proceeds of $4,124,977. Of the total share issuance costs $441,166 was expensed in other income (expense). The value of the issuance was allocated $2,017,966 to the shares, and $2,859,509 to the warrants, including $431,084 allocated to prefunded warrants. The prefunded warrants were exercised on the date of issue. On March 27, 2024, the exercise price of the warrants was amended to US$0.1761 from the original exercise price of USD $0.36 due to a one time exercise price reset Post share consolidation, the new exercise price is US$4.4025.36,000 shares were returned to treasury that were held in escrow related to the Vital Intelligence Inc. acquisition for failure to meet required milestones. The shares had a carrying value of $nil on cancellation.
●	On April 29, 2024, the Company issued 282,541 units consisting of one common share and one warrant and 258,000 units consisting of one prefunded warrant and one warrant in a financing for $4,882,168 with share issuance costs of $779,615, including $154,860 related to broker warrants, for net proceeds of $4,102,553. Of the total share issuance costs $624,755 was expensed in other income (expense). The value of the issuance was allocated $396,137 to the shares, and $4,422,815 to the warrants, including $1,248,343 allocated to prefunded warrants.
●	On August 21, 2024, the Company issued 346,667 units consisting of one common share and one warrant, and 320,000 units consisting of one prefunded warrant and one warrant in a financing for $2,720,050 with share issue costs of $343,676, including $100,651 related to broker warrants, for net proceeds of $2,376,374. The value of the issuance was allocated $160,076 to the shares, and $2,559,974 to the warrants including $591,265 allocated to prefunded warrants.
●	On November 19, 2024 the Company issued 400,000 units consisting of one common share and one warrant and 1,200,000 units consisting of one prefunded warrant and one warrant in a financing for $5,272,234 with share issue costs of $755,397, including $181,758 related to broker warrants, for net proceeds of $4,516,837. The value of the issuance was allocated $329,515 to the shares and $4,942,719 to the warrants including $1,977,088 allocated to the prefunded warrants based on the residual method.

Stock Options

The Company has adopted an incentive share compensation plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the CSE requirements, grant to directors, officers, employees, and technical consultants to the Company, non-transferable stock options to purchase common shares. The total number of common shares reserved and available for grant and issuance pursuant to this plan shall not exceed 15% (in the aggregate) of the issued and outstanding common shares from time to time. The number of options awarded and underlying vesting conditions are determined by the Board of Directors in its discretion.

24

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2025

Expressed in Canadian Dollars

12.	SHARE CAPITAL (CONT’D)

As at December 31, 2025, the Company had the following options outstanding and exercisable:

Grant Date	Expiry Date	Exercise Price	Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Exercisable
October 30, 2019	October 30, 2029	$62.50	4.33	10,464	10,464
April 30, 2020	April 30, 2030	$62.50	4.82	240	240
April 30, 2020	April 30, 2030	$96.25	4.82	4,400	4,400
November 24, 2020	November 24, 2030	$62.50	5.39	1,280	1,280
February 2, 2021	February 2, 2031	$330.00	5.58	1,200	1,200
March 8, 2021	March 8, 2026	$347.50	0.69	400	400
April 27, 2021	April 27, 2031	$253.75	5.81	3,640	3,640
September 9, 2021	September 9, 2026	$121.00	1.19	1,034	1,034
November 9, 2023	November 9, 2033	$15.75	8.34	1,200	1,200
				23,858	23,858

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2023	35,954	$112.00
Forfeited	(4,350)	106.83
Outstanding, December 31, 2024	31,604	$112.05
Forfeited	(3,746)	113.55
Expired	(4,000)	80.00
Outstanding, December 31, 2025	23,858	$116.34

No options were granted by the Company for the years ended December 31, 2025 and 2024.

During the year ended December 31, 2025, the Company recorded $3,447 (2024- $60,803) in stock-based compensation in relation to the vesting of stock options.

Restricted Share Units

The Company has adopted an incentive share compensation plan, which provides that the Board of Directors of the Company in its discretion and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, restricted stock units (RSUs). RSUs can have 18-month to a 3-year vesting period following the award date. The total number of common shares reserved and available for grant and issuance pursuant to this plan, and the total number of Restricted Share Units that may be awarded pursuant to this plan, shall not exceed 15% (in the aggregate) of the issued and outstanding common shares from time to time.

25

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2025

Expressed in Canadian Dollars

12.	SHARE CAPITAL (CONT’D)

As at December 31, 2025, the Company had the following RSUs outstanding:

Number of RSU’s
Outstanding, December 31, 2023	44,545
Vested	(25,353)
Issued	185,240
Forfeited	(16,332)
Outstanding, December 31, 2024	188,100
Vested	(216,738)
Issued	450,964
Forfeited	(9,175)
Outstanding, December 31, 2025	413,151

Each RSU exercisable into one common share of the Company upon the vesting conditions being met for a period of eighteen months to 3 years from the grant date. In addition, 9,175 RSU’s were forfeited by employees who have left the Company.

During the year ended December 31, 2025, the Company recorded share-based payment expense of $1,385,510 (2024: $1,121,815) for RSU’s, based on the fair values of RSU’s granted which are calculated using the closing price of the Company’s stock on the day prior to grant.

Warrants

During the year ended December 31, 2024 the Company issued pre-funded warrants (“USD pre-funded Warrants”) where a portion of the funds related to the eventual exercise have already been received with the remaining exercise price in USD. As part of these same issuances, shares with warrants attached were issued. Being in a foreign currency that is not the Company’s functional currency and these pre-funded warrants were not issued in exchange for services, the value related to the future exercise price of the USD pre-funded Warrants are required to be recorded as a financial liability and not as equity. As a financial liability, the portion of the USD pre-funded Warrants related to the future exercise price will be revalued on a quarterly basis to fair market value with the change in fair value being recorded in profit or loss. The warrants issued with the shares are also in USD so are also accounted for as a liability. In addition, the Company also issued pre-funded warrants with an exercise price in Canadian dollars (“Pre-funded Warrants”). These are also treated as a liability as the agreement contains clauses that do not meet the fixed for fixed test. As a financial liability, the portion of the Pre-funded Warrants related to the future exercise price will be revalued on a quarterly basis to fair market value with the change in fair value being recorded in profit or loss. The warrants issued with the shares are also accounted for as a liability as these also contain clauses that do not meet the fixed for fixed test.

On August 7, 2024, the exercise price of the April 29, 2024 warrants were amended to CAD $0.2250 or CAD $5.625 on a post share consolidation basis. The exercise price of the October Warrants was reduced twice and converted to Canadian dollars for a new exercise price of CAD $5.6925. For the October 2023 issuance and the April 2024 issuance, the warrant agreements were further amended as of August 7, 2024 to remove the cashless exercise feature and any anti-dilution clauses that would lead to variability in settlement so they now meet the requirement for equity classification. The warrants were fair valued on August 7, 2024 and transferred to equity.

On November 19, 2024 the exercise prices of the April 2024 warrants, August 2024 warrants and the October 2023 warrants were amended to CAD$3.3086 from CAD$5.625 and CAD$5.6925 respectively.

26

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2025

Expressed in Canadian Dollars

12.	SHARE CAPITAL (CONT’D)

The warrants issued as part of the August 2024 issuance and the November 2024 issuance were issued with a CAD exercise price, no cashless exercise feature and no anti-dilution clauses that would lead to variability in settlement.

To determine the a fair value of the warrants, a Black Scholes calculation is used, calculated in USD for those with a USD exercise price and in CAD for those with a Canadian exercise price. The Black Scholes value per warrant is then multiplied by the number of outstanding warrants and then multiplied by the foreign exchange rate at the end of the period for those denominated in USD.

2025 issuances	May Issuance	June Issuance	July Issuance
	Broker	Broker	Broker
Volatility	122.15%	125.42%	131.17%
Risk free rate	3.63%	3.85%	3.89%
Expected life	3 years	3 years	3 years
Expected dividend yield	0%	0%	0%

2024 issuances	February Issuance		April Issuance		August Issuance	November Issuance
	Warrants	Broker	Warrants	Broker	Broker	Broker
Volatility	119.23%	107.8%	119.80%	108.67%	118.87%	115.27%
Risk free rate	4.33%	4.48%	4.65%	4.62%	3.74%	4.24%
Expected life	5 years	3 years	5 years	3 years	3 years	3 years
Expected dividend yield	0%	0%	0%	0%	0%	0%

Warrant Derivative Liability

Balance at December 31, 2023	$4,196,125
Warrants issued	7,282,325
Exercised	(3,661,283)
Change in fair value of warrants outstanding	(1,842,618)
Reclassified to equity	(3,776,428)
Balance at December 31, 2024	$2,198,121
Exercised	(4,353,939)
Change in fair value of warrants outstanding	2,648,288
Balance at December 31, 2025	$492,470

Details of liability warrants and their fair values are as follows:

Issue Date	Exercise Price		Number of Warrants Outstanding at December 31, 2025	Fair Value at December 31, 2025	Number of Warrants Outstanding at December 31, 2024	Fair Value at December 31, 2024
Derivative Liability
February 26, 2024 (1)	US$	4.4025	61,911	$492,470	474,332	$2,198,121
			61,911	$492,470	474,332	$2,198,121

1)	The warrants expire February 26, 2029.

27

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2025

Expressed in Canadian Dollars

12.	SHARE CAPITAL (CONT’D)

The fair values of the derivative warrants were estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	December 31, 2025	December 31, 2024
Risk free interest rate	3.55%	4.38%
Expected volatility	139.39%	124.06%
Expected life	3.16 years	4.16 years
Expected dividend yield	0%	0%

As at December 31, 2025, the Company had the following warrants outstanding:

Date issued	Expiry date	Exercise price		Number of warrants outstanding December 31, 2025
October 30, 2023	October 30, 2026	CAD$	23.20	12,800
February 26, 2024	February 26, 2029	US$	4.4025	61,911
May 5, 2025	May 5, 2030	CAD$	3.9779	7,500
June 12, 2025	June 12, 2030	CAD$	5.0768	1,014,500
July 21, 2025	July 21, 2030	CAD$	7.3579	3,495,732
				4,592,443

The weighted average remaining contractual life of warrants outstanding as of December 31, 2025, was 4.5 years (December 31, 2024 – 4.5 years).

	Number of Warrants	Weighted Average Exercise Price
Outstanding, December 31, 2023	342,992	$15.75
Exercised	(1,991,668)	0.96
Issued	5,376,370	3.35
Expired	(10,192)	125.00
Outstanding, December 31, 2024	3,717,502	$5.16
Issued	12,587,289	5.81
Exercised(1)	(11,712,348)	4.80
Outstanding December 31, 2025	4,592,443	$6.90

1)	The weighted average share price at the time of the 766,556 broker warrants exercised was $7.99 USD($11.05 CAD).

28

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2025

Expressed in Canadian Dollars

13.	SEGMENTED INFORMATION

As at and for the year ended December 31, 2025 the Company operates in 2 reportable segments (as at and for the year ended December 21, 2024 – 2). The Company organizes its two segments based on its product line as well as a corporate segment. The two segments are Drones and Corporate. The Drones segment derives its revenue from products and services related to the sale of unmanned aerial vehicles (UAV) while the Corporate segment includes all costs not directly associated with the Drone segment. The Company aggregates the information for the segments by analyzing the revenue stream and allocating direct costs to that respective segment. The Corporate segment is aggregated by relying on the entity that includes corporate costs (Draganfly Inc.). The Vital segment derived its revenue from the sale of products that measure vitals to help detect symptoms from large groups of people from a distance and will no longer be an operating segment going forward. The Vital product was developed to address COVID-19 during the pandemic which has since waned and as a result, is no longer a core focus of the Company.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker.

The board of the Company relies on executive management which assesses the financial performance and position of the group and makes strategic decisions. Executive management, which has been identified as being the chief operating decision maker, consists of the chief executive officer, chief operating officer and chief financial officer.

December 31, 2025	Drones	Corporate	Total
Sales of goods	$6,869,815	$-	$6,869,815
Provision of services	861,348	-	861,348
Total revenue	$7,731,163	$-	$7,731,163
Segment loss	$9,116,654	$14,748,492	$23,865,146
Finance and other costs	1,081,863	7,102	1,088,965
Depreciation	329,144	8,347	337,491
Amortization	9,028	-	9,028
Change in fair value of derivative liability	-	(2,648,288)	(2,648,288)
Loss (recovery) on write-off of notes receivable	-	69,646	69,646
Loss on write down of inventory	259,091	-	259,091
Net loss for the year	$10,795,780	$12,185,299	$22,981,079

December 31, 2024	Drones	Corporate	Total
Sales of goods	$5,368,476	$-	$5,368,476
Provision of services	1,192,579	-	1,192,579
Total revenue	$6,561,055	$-	$6,561,055
Segment loss	$5,954,785	$4,728,628	$10,683,413
Finance and other costs	107,225	-	107,225
Depreciation	551,117	14,689	565,806
Amortization	11,285	-	11,285
Change in fair value of derivative liability	-	1,842,618	1,842,618
Loss on write-off of notes receivable	-	40,020	40,020
Loss on write down of inventory	627,106	-	627,106
Net loss for the year	$7,251,518	$6,625,955	$13,877,473

29

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2025

Expressed in Canadian Dollars

13.	SEGMENTED INFORMATION (CONT’D)

Geographic segmentation is as follows:	For the years ended December 31,
	2025	2024
Non-current assets
Canada	$980,758	$1,117,513
United States	548,473	-
	$1,529,231	$1,117,513
Revenue
Canada	$7,709,945	$6,523,341
United States	21,218	37,714
	$7,731,163	$6,561,055

Geographic revenue is measured by aggregating sales based on the country and the entity where the sale was made.

14.	OFFICE AND MISCELLANEOUS

	For the years ended December 31,
	2025	2024
Advertising, Marketing, and Investor Relations	$2,525,878	$848,821
Compliance fees	525,074	289,238
Business development	1,003,381	257,273
General freight	473,497	139,627
Subscription, Membership & IT Support	525,803	298,140
General office	829,900	454,785
	$5,883,533	$2,287,884

15.	OTHER EXPENSE

	For the years ended December 31,
	2025	2024
Share issue costs	$-	$1,254,629
Write off of accounts receivable	297,746	140,011
Other	(1,641)	13,169
	$296,105	$1,407,809

16.	RELATED PARTY TRANSACTIONS

On August 1, 2019, the Company entered in a business services agreement (the “Agreement”) with Business Instincts Group

(“BIG”), a company that Cameron Chell, CEO and director has a material interest in that he previously controlled, to provide: corporate development and governance, strategic facilitation and management, general business services, office space, corporate business development video content, website redesign and management, and online visibility management at fees set out in the Agreement. For the year ended December 31, 2025, the Company incurred fees of $411,714 (December 31, 2024 - $273,475) . As at December 31, 2025, the Company was indebted to this company in the amount of $nil (December 31, 2024 - $nil).

30

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2025

Expressed in Canadian Dollars

16.	RELATED PARTY TRANSACTIONS (CONT’D)

On October 1, 2019, the Company entered into an independent consultant agreement (“Consultant Agreement”) with 1502372 Alberta Ltd, a company controlled by Cameron Chell, CEO and director, to provide executive consulting services to the Company and all fees are set in the Consultant Agreement. For the year ended December 31, 2025, the Company incurred fees of $629,526 (December 31, 2024 - $487,688) .. As at December 31, 2025, the Company was indebted to this company in the amount of $nil (December 31, 2024 - $nil).

On July 3, 2020, the Company entered into an executive consultant agreement (“Executive Agreement”) with Scott Larson, a director of the Company, to provide executive consulting services, as President, to the Company. On May 9, 2022, Scott Larson ceased to be President of the Company and entered into an agreement to provide executive consulting services to the Company and all fees are set in the consulting agreement. For the year ended December 31, 2025, the Company incurred fees of $123,378 (December 31, 2024 - $116,266. As at December 31, 2025, the Company was indebted to Scott Larson in the amount of $9,363 (December 31, 2024 - $23,931).

For the year ended December 31, 2025 and 2024 salary and commissions were paid to family members of key management. In addition, during 2025, one family member was paid as a contractor prior to becoming an employee. The amounts paid were $338,649 for the year ended December 31, 2025 and $184,964 for the year ended December 31, 2024

Trade receivables/payables and accrued receivables/payables:

As at December 31, 2025, the Company had $147,782 (December 31, 2024 - $208,963) payable to related parties that was included in accounts payable. The balances outstanding are unsecured, non-interest bearing and due on demand.

Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. Compensation awarded to key management for the year ended December 31, 2025 and 2024 included:

	For the years ended December 31,
	2025	2024
Director fees	$519,950	$504,619
Salaries	1,334,584	998,951
Share-based payments	889,386	768,228
	$2,743,920	$2,271,798

Other related party transactions

	For the years ended December 31,
	2025	2024
Management fees paid to a company controlled by CEO and director	$629,526	$487,688
Management fees paid to a company that the CEO holds an economic interest in	411,714	273,475
Salary and commission paid to family of key management	294,321	184,964
Contractor fees paid to family of key management	44,327	-
Management fees paid to a company controlled by a director	123,378	116,266
	$1,503,266	$1,062,393

31

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2025

Expressed in Canadian Dollars

17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and receivables. The Company limits its exposure to credit loss on cash by placing its cash with a high-quality financial institution. The Company performs credit evaluations of its customers to reduce the credit risk of receivable balances.

Receivables

Receivables primarily consist of trade receivables, accrued receivables and taxes receivable. The Corporation’s exposure to credit risk is associated with trade receivables and the potential risk that any customer is unable to pay amounts due. Allowances for doubtful accounts and bad debts are estimated as at the balance sheet date. The amounts reported for trade receivables on the balance sheet are net of allowances for doubtful accounts and the net carrying value represents the Corporation’s maximum exposure to credit risk.

Management reviews past due trade receivables balances on a continuous basis to monitor potential credit risks. Accounts are considered for impairment on a case-by-case basis when they are past due or when objective evidence is received that a customer may default. A number of factors are considered in determining the likelihood of impairment. All bad debt write-offs and changes in the doubtful trade receivables reserve are expensed or credited, as applicable, to selling expenses in the consolidated statement of comprehensive loss.

Draganfly believes that credit risk associated with its trade receivables is limited for the following reasons:

●	Trade receivables balances are spread amongst a broad customer base;
●	The aging profile of trade receivables balances is systematically monitored by management; and
●	Payments for larger orders are requested at least partially in advance of products being shipped

The Company’s aging of receivables was as follows:

	December 31, 2025	December 31, 2024
0 – 30 days	$264,885	$346,979
31 – 60 days	271,836	150,575
61 – 90 days	100,659	32,002
91 + days	404,202	200,034
	$1,041,582	$729,590

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. Historically, the Company’s sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

32

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2025

Expressed in Canadian Dollars

17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONT’D)

The following is an analysis of the contractual maturities of the Company’s financial liabilities at December 31, 2025:

	1 year	1 – 5 years	Total
Trade payable and accrued liabilities	$3,397,343	$-	$3,397,343
Customer deposits	417,641	-	417,641
Deferred income	165,237	44,512	209,749
Derivative liability	492,470	-	492,470
Lease liability	143,624	130,251	273,875
	$4,616,315	$174,763	$4,791,078

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

The following table summarizes the sensitivity of the fair value of the Company’s risk to foreign exchange rates, with all other variables held constant. Fluctuations of 10 percent in the foreign exchange rate between US dollars and Canadian dollars could have resulted in a change impacting net loss upon consolidation as follows:

	December 31, 2025			December 31, 2024
	USD	Change in currency	Effect on after tax loss	USD	Change in currency	Effect on after tax loss
Net monetary assets	$61,368,507	10%	$8,411,168	$4,024,827	10%	$551,643
Net monetary liabilities	(273,323)	10%	(37,462)	(236,518)	10%	(32,417)

Fair value

A number of the Company’s accounting policies and disclosures require the measurement of fair values for financial assets and liabilities. The Company has established a control framework with respect to the measurement of fair values. Fair values are categorized into different levels of a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

33

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2025

Expressed in Canadian Dollars

17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONT’D)

Cash, equity securities in investee companies and warrants are measured at fair value. The financial assets and liabilities measured at fair value by hierarchy are shown in the table below. The amounts shown are based on the amounts recognized in the consolidated statements of financial position. These financial assets are measured at fair value through profit and loss.

December 31, 2025	Level 1	Level 2	Level 3	Total
Cash	$90,156,821	$-	$-	$90,156,821
Equity securities in investee companies	71,429	-	-	71,429
Derivative liability	-	-	(492,470)	(492,470)
Total	$90,228,250	$-	$(492,470)	$89,735,780

December 31, 2024	Level 1	Level 2	Level 3	Total
Cash	-	-	-	-
Equity securities in investee companies	$14,286	$-	$-	$14,286
Derivative liability	-	-	(2,198,121)	(2,198,121)
Total	$14,286	$-	$(2,198,121)	$(2,183,835)

The following table shows the valuation techniques used in measuring Level 3 fair values for the derivative liability as well as the significant unobservable inputs used.

Type	Valuation technique	Key inputs	Inter-relationship between significant inputs and fair value measurement
Warrant derivative liability	The fair value of the warrants derivative liability at initial recognition and at year end has been calculated using the Black Scholes Option Pricing Model	Key observable inputs ● Share price ● Risk free interest rate ● Dividend yield Key unobservable inputs ● Expected volatility

The estimated fair value would increase (decrease) if:

● The price was higher (lower)

● The risk-free rate was higher (lower)

● The dividend yield was lower (higher)

● The expected volatility was higher (lower)

For the fair value of the derivative liability, reasonable possible changes to the expected volatility, the most significant unobservable input would have the following effects:

Unobservable Inputs	Change	Impact on comprehensive loss
		Year ended December 31, 2025	Year ended December 31, 2024
Volatility	20%	$25,437	$201,109

Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of shareholders’ equity.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its board of directors, will balance its overall capital structure through new equity issuances or by undertaking other activities as deemed appropriate under the specific circumstances. The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2024.

34

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2025

Expressed in Canadian Dollars

18.	INCOME TAXES

The following table reconciles the expected income taxes at the Canadian statutory income tax rates to the amounts recognized in the consolidated statements of comprehensive loss for the years ended December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Loss before income taxes	$22,981,079	$13,877,473
Canadian statutory rates	27%	27%
Expected income tax recovery	6,204,900	3,725,300
Impact of different foreign statutory tax rates	(28,500)	-
Non-deductible items	(1,300,900)	(99,400)
Share issue costs	779,600	779,600
Adjustments to prior years provision versus statutory tax returns	650,500	258,200
Change in deferred tax asset not recognized	(6,305,600)	(4,663,700)
Income tax	$-	$-

The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	December 31, 2025	December 31, 2024
Deferred income tax assets (liabilities):
Share issuance costs	$3,088,000	$1,736,000
Non-capital losses	29,153,000	24,055,000
Property and equipment	493,000	457,000
Scientific Research and Experimental Development	377,000	377,000
Total deferred income tax assets	$33,111,000	$26,625,000
Deferred income tax not recognized	(33,111,000)	(26,625,000)
Net deferred tax assets	$-	$-

The Company has non-capital loss carry forward of approximately $97,619,071 which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the years 2029 to 2045. The Company has non-capital loss carry forward of $10,981,880 CAD ($8,056,735 USD) which may be carried forward to apply against future year income tax for tax purposes in the United States, subject to the final determination by the tax authorities, expiring in the years 2040 to 2045.

19.	SUBSEQUENT EVENTS

On February 6, 2026 1,196 warrants were exercised from the February 2024 issuance for proceeds of $5,265 USD ($7,168 CAD).

On February 23, 2026, the Company announced that it completed an underwritten share placement of 5,030,000 common shares and 2,120,000 pre-funded warrants. Each unit was sold at a price of $7.00 USD for gross proceeds of $50 million ($68.4 million CAD). Net proceeds of $31.8 million USD ($43.5 million CAD) was received after share issue costs of $3,403,311 USD ($4,658,792 CAD). The pre-funded warrants have an exercise price of $0.00014 CAD and may be exercised at any time until they are exercised in full. As part of this transaction 357,500 warrants were issued to the underwriter with an exercise price of $11.98744 CAD ($8.75 USD) and will have a term of 3 years.

On March 3, 2026 1,413,531 of the pre-funded warrants from the February 2026 issuance were exercised using the cashless exercise option. The resulting number of shares issued was 1,413,511.

On March 6, 2026 689,865 of the pre-funded warrants from the February 2026 issuance were exercised using the cashless exercise option. The resulting number of shares issued was 689,854.

On March 10, 2026 16,604 of the pre-funded warrants from the February 2026 issuance were exercised using the cashless exercise option. The resulting number of shares issued was 16,603.

35